--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended April 30, 2008                Commission File Number 0-14884

                              SAND TECHNOLOGY INC.
                 (Translation of registrant's name in English)

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F /X/                             Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes / /                                  No /X/

If "Yes" is marked, indicated below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-     N/A .

Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

[SAND (TM) TECHNOLOGY LOGO]

                                                           INVESTOR RELATIONS:

                                                           de Jong & Associates,
                                                           sndt@dejong.org
                                                           +(1) 760/943-9065
PRESS RELEASE

                 SAND TECHNOLOGY ANNOUNCES THIRD QUARTER RESULTS

MONTREAL, JUNE 30, 2008: SAND Technology Inc. (OTCBB:SNDTF), an international provider of intelligent enterprise information management software, today reported results for the nine-month period ended April 30, 2008. The Company reported a net income for the third quarter of fiscal year 2008 of $8,441 on revenues of $1,905,984 compared with a net loss of $753,440 on revenues of $1,559,407 for the third quarter of fiscal year 2007.

"SAND is delighted to report that the company has had a profitable third quarter. The improvement in our net results in comparison to the same period last year reflects the changes we have made to the company to position it for growth in the years ahead," said Arthur Ritchie, President and Chief Executive Officer of SAND. "With the new array of functionality introduced in our product line, we are anticipating increased market interest in our SAND/DNA products, including the new SAND/DNA for SAP BI offering. We are particularly encouraged by the signing of Procter and Gamble for our SAND/DNA for SAP BI product, and the recent multi-million dollar contracts signed in the Financial Services sector. Also, we have been notified that SAND/DNA is one of the software components included in a very large award that has been granted to one of the world's largest Systems Integrators for a solution to be installed in US government organizations over the next decade," Mr. Ritchie added. "We are optimistic that the continued growth of our global partner ecosystem, along with more aggressive marketing efforts including participation in events such as SAP Sapphire with Sun, TDWI, Storage Expo with Sun, and various webinars and seminars with other partners such as SAP, HP, Cap Gemini, and Sapient, will help us to realize our potential", he concluded.

ABOUT SAND TECHNOLOGY

SAND is an international provider of intelligent information management software. The SAND/DNA product suite scales to help any size enterprise cope with exploding data requirements, now and into the future. SAND/DNA Access allows for retaining all potentially relevant data in a tiny footprint while providing instant access to just what's required. SAND/DNA Analytics allows for complex what-if analysis to meet any planned and unplanned business need.

SAND/DNA solutions include CRM analytics, and specialized applications for government, healthcare, financial services, telecommunications, retail, transportation, and other business sectors. SAND/DNA has achieved "Certified for SAP NetWeaver" status and SAND Nearline Integration Controller has achieved "Powered by SAP NetWeaver" status.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe.

--------------------------------------------------------------------------------

AND Technology, Nucleus, N-Vector, and MPSO are registered trademarks, and SAND/DNA, SAND/DNA Access, SAND/DNA Analytics, SAND/DNA aCRM, SAND Analytic Server, SAND Searchable Archive, SAND Extensible Warehouse, and all related SAND-, SAND/DNA, and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks remain the property of their respective owners..

Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

                              SAND TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEET
(UNAUDITED)

                                                  IN CANADIAN DOLLARS
                                                  -------------------

                                                 As at           As at
                                             Apr 30, 2008    July 31, 2007
                                            -------------    -------------
ASSETS
Current Assets
 Cash and cash equivalents                     $1,434,056         $330,711
 Accounts Receivable, Net                      $1,368,827       $1,582,957
 Unbilled receivables                            $245,184               $-
 Prepaid Expenses                                $120,519         $150,964
                                          -----------------------------------
                                               $3,168,586       $2,064,632

Capital Assets, Net                              $128,492         $181,669
Other Assets, Net                                 $27,712         $110,847
                                          -----------------------------------
                                               $3,324,790       $2,357,148
                                          ===================================

LIABILITIES
Current Liabilities
 Accounts Payable and Accrued Liabilities      $1,202,295       $1,076,116
 Deferred Revenue                              $1,500,687       $1,305,270
 Due to Shareholder                            $1,196,195         $750,144
 Deferred Credits                                 $85,567         $107,569
                                          -----------------------------------
                                               $3,984,744       $3,239,099
                                          -----------------------------------
Long term Liabilities
 Convertible Debentures                          $461,781               $-
                                          -----------------------------------

SHAREHOLDERS' DEFICIENCY
 Common Stock                                 $38,530,441      $38,530,441
 Equity component of convertible
  debentures                                     $548,038               $-
 Contributed Surplus                             $305,110         $305,110
 Deficit                                     $(40,505,324)     $(39,717,50)
                                          -----------------------------------
                                              ($1,121,735)       $(881,951)
                                          -----------------------------------
                                               $3,324,790       $2,357,148
                                          ===================================

                              SAND TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

                               IN CANADIAN DOLLARS
                               -------------------

                                                           3 Months          9 Months          3 Months          9 Months
                                                             Ended             Ended             Ended             Ended
                                                         Apr. 30, 2008     Apr. 30, 2008     Apr. 30, 2007     Apr. 30, 2007
                                                         -------------     -------------     -------------     -------------
Revenues                                                     $1,905,984        $5,110,430        $1,559,407        $4,891,472
                                                        ----------------------------------------------------------------------
Operating expenses
Cost of Sales and Product Support                             $(333,900)      $(1,133,254)        $(398,322)      $(1,298,312)
Research and Development Costs                                $(355,133)      $(1,445,810)        $(598,337)      $(1,758,289)
Amortization of capital assets and acquired technology         $(46,147)        $(141,907)         $(49,296)        $(151,165)
Selling, general and administrative expenses                $(1,105,980)      $(3,025,993)      $(1,227,570)      $(3,722,920)
                                                        ----------------------------------------------------------------------
Total operating expense                                     $(1,841,160)      $(5,746,964)      $(2,273,525)      $(6,930,686)
                                                        ----------------------------------------------------------------------
Operating Income (Loss)                                         $64,824         $(636,534)        $(714,118)      $(2,039,214)

Interest Income, Net                                           $(56,383)        $(151,288)         $(39,322)         $(39,853)
                                                        ----------------------------------------------------------------------
Net Earnings (Loss)                                              $8,441         $(787,822)        $(753,440)      $(2,079,067)
                                                        ======================================================================
Earnings (Loss) per share                                         $0.00            ($0.06)           ($0.06)           ($0.16)

Weighted average number of shares outstanding                14,318,189        14,318,189        12,818,189        12,818,189

                                  SAND TECHNOLOGY INC.

                                  MANAGEMENT'S DISCUSSION AND ANALYSIS

                                  QUARTERLY REPORT

                                  THIRD QUARTER ENDED APRIL 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS - APRIL 30, 2008

THIS MANAGEMENT DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE ATTACHED APRIL 30, 2008 UNAUDITED CONSOLIDATED BALANCE SHEET, CONSOLIDATED STATEMENTS OF OPERATIONS, CONSOLIDATED STATEMENT OF CASH FLOWS AND RELATED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS. READERS SHOULD ALSO REFER TO SAND TECHNOLOGY INC'S (SAND) 2007 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ON PAGES 7 TO 27 OF SAND'S 2007 ANNUAL REPORT.

CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1933 AND OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THESE ACTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE RESULTS, LEVELS OF ACTIVITY, EVENTS, TRENDS OR PLANS. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY SUCH AS "GUIDANCE", "MAY", "WILL", "SHOULD", "COULD", "WOULD", "EXPECT", "PLAN", "ANTICIPATE", "BELIEVE", "ESTIMATE", "CONTINUE", OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DISCUSSION ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE CORPORATION ON JUNE 25, 2008. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE SAND'S CURRENT ANNUAL REPORT AND ITS REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISION OF THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE THEY ARE MADE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

     SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(GAAP).

     ALL FINANCIAL FIGURES ARE IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED. SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP).

OVERVIEW

     During the 2007 fiscal year, SAND continued its process, started in previous years, of engaging integrator and systems partners in active sales situations for its high-performance analytical application products. In particular, the SAND Searchable Archive product (now named SAND/DNA Access) began to gain traction and mindshare as a method for managing growth in data warehouse environments in a fashion that is very complementary to existing industry standards. In conjunction with partners like SAP, the company has readied specific application offerings, using this exciting product, to make it easy to adopt. During 2007, the company launched the SAND/DNA brand for its products in conjunction with the SAP offering with high interest from industry analysts, partners, and prospective customers.

     Despite the growing conditioning of the market to its new solutions to intelligent information management, the company recognizes the potentially lengthy sales cycles required to gain strong market acceptance of these new approaches, and therefore significantly lowered its expense rate. At the same time it engaged refined skills in the area of Marketing and Business Development geared towards the SAND/DNA applications.

     The result in the first three quarters of this Fiscal Year (2008) was the continuation of progressive sales and a significant reduction in operating losses. We expect that our new solutions will continue contributing to revenues and profits going forward and we are encouraged by the trends in our financial performance which should only improve further as they come on stream.

RESULTS OF OPERATIONS

THIRD QUARTER OF FISCAL 2008 COMPARED WITH THIRD QUARTER OF FISCAL 2007 AND FIRST NINE MONTHS OF FISCAL 2008 COMPARED WITH FIRST NINE MONTHS OF FISCAL 2007

REVENUE

     Sales revenue for the third quarter ended April 30, 2008 was $1,905,984, an increase of 22.2% from sales of $1,559,407 for the third quarter ended April 30, 2007. In North America, sales were $579,067, an increase of 6.7% from sales of $542,737 in the third quarter of fiscal 2007. In Europe, sales in the third quarter of fiscal 2008 were $1,326,917, an increase of 30.5% from sales of $1,016,670 in the third quarter of fiscal 2007.

     Sales revenue for the first nine months of fiscal 2008 was $5,110,430, an increase of 4.5% from sales of $4,891,472 for the first nine months of fiscal 2007. In North America sales were $1,819,382, an increase of 23.7% from sales of $1,471,261 in the first nine months of fiscal 2007. In Europe, sales in the first nine months of fiscal 2008 were $3,291,048, a decrease of 3.8% from sales of $3,420,211 in the first nine months of fiscal 2007.

     In North America the larger increase in our revenues can be explained primarily by the increased sales from our alliances during the first nine months of fiscal 2008. In Europe the small decrease is associated primarily to delays in the procurement process from some key opportunities.

     We recognize revenues from software licenses in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position 97-2, which requires that companies defer revenue and profit recognition if four specified criteria of a sale are not met. In addition, we are required to allocate revenue to multiple element arrangements. We typically contract professional services on a time-and-materials basis and such revenues are recognized as services when they are performed. Revenues from support and maintenance are recognized rateably over the term of the applicable support and maintenance agreement.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products and services. Selling, general and administrative expenses decreased by 9.9% to $1,105,980 for the third quarter ended April 30, 2008 from $1,227,570 for the third quarter ended April 30, 2007. For the first nine months of fiscal 2008, selling, general and administrative expenses were $3,025,993 compared to $3,722,920 during the first nine months of fiscal 2007, a decrease of 18.7%.

RESEARCH AND DEVELOPMENT EXPENSES

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing as well as the cost of materials and equipment used in research and development activities. Research and development expenses (net of the tax credit) decreased by 40.6% to $355,133 for the third quarter ended April 30, 2008 from $598,337 for the third quarter ended April 30, 2007. The large reduction in costs is due to the timing of the receipt of the R&D tax credits. For the first nine months of fiscal 2008, research and development expenses were $1,445,812 compared to $1,758,289 during the first nine months of fiscal 2007, a decrease of 17.8%. For the remainder of fiscal 2008, we expect that Research and Development expenditures will not vary significantly from the prior year's fourth quarter.

COST OF SALES

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, as well as the costs related to systems architects who assist clients to implement systems and provide support services. Cost of sales decreased by 16.2% to $333,900 for the third quarter ended April 30, 2008 from $398,322 for the third quarter ended April 30, 2007. For the first nine months of fiscal 2008, cost of sales was $1,133,254 compared to $1,298,312 during the first nine months of fiscal 2007, a decrease of 12.7%. Cost of revenues from services may vary due to the mix of services provided by SAND's personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

OPERATIONS

     SAND generated a net income of $8,441 in the third quarter ended April 30, 2008 as compared to a net loss of $753,440 in the third quarter ended April 30, 2007. Net loss was $787,822 in the first nine months of fiscal 2008 as compared to a net loss of $2,079,067. These results reflect the transitional nature of the business and distribution model of SAND, as it moves progressively towards being profitable. We believe that this transition is likely to continue during the next few quarters.

LIQUIDITY AND CAPITAL RESOURCES

Cash and investments as at April 30, 2008 were $1,434,056 compared with $1,052,582 as at April 30, 2007. On April 18th 2008, the Corporation issued secured convertible debentures ("Convertible Debentures") on a private placement basis and received proceeds of $1,009,819 (US$1,002,600). Each unit consists of one 8% Secured Convertible Debenture due December 31st, 2017, redeemable at the option of the Corporation if the bid price of the stock has been above $1.50 for sixty consecutive trading days, and convertible into Class A common shares at $0.45 per share and one thousand share purchase warrants of the Corporation. Each warrant entitles its holder to purchase one additional common share (warrant share) of the Corporation at a price of $0.70 per warrant share at any time until the earlier of the close of business on the day which is thirty-six months from April 18th 2008 or the sixtieth consecutive trading day in which the bid price of the common shares has been above $1.50. Interest is calculated at the rate of 8% per annum, payable in kind, i.e. in common shares at a rate of $0.45 per share. The interest is due on each Conversion Date (date when that principal amount is being converted) subsequent to January 1st, 2009, and on the Maturity Date. The financing is secured by a first rank hypothec on all of the Corporation's property and assets, movable and immovable, corporeal and incorporeal, present and future, of ever kind and nature for the principal amount and accrued interest. The proceeds from the private placement will be used to increase marketing and advertising capital needs and expansion.

SAND does not have a line of credit with a commercial bank. In light of operating losses suffered in the current and past years, the Corporation's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and creditors and its ability to obtain additional financing. The Corporation's management will continue to search for additional sources of debt and equity financing. There can be no assurance that the Corporation's activities will be successful and as a result there is doubt regarding the going concern assumption.

NOTICE TO READERS OF THE UNAUDITED INTERIM FINANCIAL STATEMENTS:

The unaudited interim financial statements of Sand Technology Inc. for the three-month period ended April 30, 2008 have not been reviewed by the Corporation's external auditors.

SAND TECHNOLOGY INC.

QUARTERLY REPORT

THIRD QUARTER ENDED APRIL 30, 2008

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
(IN CANADIAN DOLLARS)
================================================================================

                                                                                        AS AT          As at
                                                                                      APRIL 30,       July 31,
                                                                                        2008           2007
--------------------------------------------------------------------------------------------------------------------
                                                                                          $              $
                                                                                     (UNAUDITED)     (audited)
--------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash & cash equivalents                                                              1,434,056          330,711
  Accounts receivable                                                                  1,368,827        1,582,957
  Unbilled receivables                                                                   245,184                -
  Prepaid expenses                                                                       120,519          150,964
--------------------------------------------------------------------------------------------------------------------
                                                                                       3,168,586        2,064,632

Capital assets, net (Note 2)                                                             128,492          181,669
Other assets (Note 3)                                                                     27,712          110,847
--------------------------------------------------------------------------------------------------------------------
                                                                                       3,324,790        2,357,148
====================================================================================================================

LIABILITIES
Current liabilities
  Accounts payable and accrued liabilities                                             1,202,295        1,076,116
  Deferred revenue                                                                     1,500,687        1,305,270
  Due to a Shareholder (Note 4)                                                        1,196,195          750,144
  Deferred credits                                                                        85,567          107,569
--------------------------------------------------------------------------------------------------------------------
                                                                                       3,984,744        3,239,099
Long Term Liabilities
  Convertible Debentures (Note 5)                                                        461,781                -
--------------------------------------------------------------------------------------------------------------------
                                                                                      4,446,525
SHAREHOLDERS' DEFICIENCY
  Common stock (Note 6)
    Authorized
      An unlimited number of Class "A" common shares,
        without par value
    Issued and outstanding
        14,318,189 common shares (14,318,189 in July 31, 2007)                        38,530,441       38,530,441
  Equity component of convertible debentures (Note 5)                                    548,038                -
  Contributed surplus                                                                    305,110          305,110
  Deficit                                                                            (40,505,324)     (39,717,502)
--------------------------------------------------------------------------------------------------------------------
                                                                                      (1,121,735)        (881,951)
--------------------------------------------------------------------------------------------------------------------
                                                                                       3,324,790        2,357,148
====================================================================================================================

SAND TECHNOLOGY INC.

               See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN CANADIAN DOLLARS)
(UNAUDITED)
================================================================================

                                       THREE MONTHS      Three months        NINE MONTHS        Nine months
                                           ENDED             ended              ENDED              ended
                                         APRIL 30,         April 30,          APRIL 30,          April 30,
                                           2008              2007               2008               2007
--------------------------------------------------------------------------------------------------------------
                                             $                 $                  $                  $
REVENUES                                   1,905,984          1,559,407          5,110,430          4,891,472
--------------------------------------------------------------------------------------------------------------

Cost of sales and product support           (333,900)          (398,322)        (1,133,254)        (1,298,312)
Research and development, net               (355,133)          (598,337)        (1,445,812)        (1,758,289)
Amortization of capital and other            (46,147)           (49,296)          (141,905)          (151,165)
 assets
Selling, general and
 administrative expenses                  (1,105,980)        (1,227,570)        (3,025,993)        (3,722,920)
--------------------------------------------------------------------------------------------------------------
Total operating expenses                  (1,841,160)        (2,273,525)        (5,746,964)        (6,930,686)
==============================================================================================================

Operating income (loss)                       64,824           (714,118)          (636,534)        (2,039,214)

Interest income (expense)                    (56,383)           (39,322)          (151,288)           (39,853)
--------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                              8,441           (753,440)          (787,822)        (2,079,067)

Deficit at beginning of period           (40,513,765)       (38,516,605)       (39,717,502)       (37,190,978)
--------------------------------------------------------------------------------------------------------------
DEFICIT AT END OF PERIOD                 (40,505,324)       (39,270,045)       (40,505,324)       (39,270,045)
==============================================================================================================

Basic and diluted
 earnings (loss) per share                      0.00              (0.06)             (0.07)             (0.16)
==============================================================================================================

Weighted average number of
 shares outstanding                       14,318,189         12,818,189         14,318,189         12,818,189

Net effect of dilutive stock
 options and warrants                              -                  -                  -                  -
--------------------------------------------------------------------------------------------------------------

Weighted average number of
 diluted shares outstanding               14,318,189         12,818,189         14,318,189         12,818,189
==============================================================================================================

               See notes to the consolidated financial statements

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN CANADIAN DOLLARS)
(UNAUDITED)
================================================================================

                                   THREE MONTHS    Three months    NINE MONTHS    Nine months
                                       ENDED           ended          ENDED          ended
                                     APRIL 30,       April 30,      APRIL 30,      April 30,
                                       2008            2007           2008           2007
----------------------------------------------------------------------------------------------
                                        $               $              $              $
OPERATING ACTIVITIES
 Net income (loss)                        8,441        (753,440)      (787,822)    (2,079,067)
 Items not affecting cash
   Amortization of capital and           46,147          49,296        141,905        151,165
   other assets
 Changes in non-cash operating
   working capital items (Note 11)      278,501       1,249,430        320,987        847,589
----------------------------------------------------------------------------------------------
                                        333,089         545,286       (324,930)    (1,080,313)
----------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
 Purchase of capital assets              (2,073)        (11,667)        (5,593)       (36,101)
----------------------------------------------------------------------------------------------
                                        331,016         (11,667)      (330,523)       (36,101)
----------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
 Due to Shareholder                      37,912         177,300        446,051        778,450
 Deferred credits                        (7,334)         (7,334)       (22,002)       (22,002)
 Convertible Debentures               1,009,819               -      1,009,819              -
----------------------------------------------------------------------------------------------
                                      1,040,397         169,966      1,433,868        756,448
----------------------------------------------------------------------------------------------

Increase (Decrease) in cash and       1,371,413         703,585      1,103,345       (359,966)
 Cash equivalents
Cash & cash equivalents,
 beginning of period                     62,643         348,997        330,711      1,412,548
----------------------------------------------------------------------------------------------
CASH & CASH EQUIVALENTS,
 END OF PERIOD                        1,434,056       1,052,582      1,434,056      1,052,582
==============================================================================================

               See notes to the consolidated financial statements

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
================================================================================

The Corporation is involved in the design, development, marketing and support of software products and services that enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND/DNA and the SAND/DNA Analytics, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of specialist Information Technology professionals. The Corporation is considered to have only one reportable business segment.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and on the basis of the going concern assumption, meaning that it is assumed that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of operations.

     In light of operating losses suffered in the current and past years, the Corporation's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and creditors and its ability to obtain additional financing. The Corporation's management will continue to search for additional sources of debt and equity financing.

     There can be no assurance that the Corporation's activities will be successful and as a result there is doubt regarding the "going concern" assumption. These consolidated financial statements do not reflect adjustments that would be necessary if the "going concern" assumption was not appropriate. The adjustments to the carrying values of the assets and liabilities, the reported expenses and the balance sheet classifications, which could be material, may be necessary for these consolidated financial statements.

     USE OF ESTIMATES

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     These unaudited interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual financial statements as at and for the year ended July 31, 2007.

     BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
================================================================================

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     REVENUE RECOGNITION

     The Corporation generates revenues principally through two sources: software licences and services. Software licence revenues are normally generated from licensing the perpetual use of the Corporation's software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Corporation's products.

     Revenue from the sale of software licence agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

     In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Corporation recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

     Revenues from maintenance services for licences previously sold and implemented are recognized rateably over the terms of the contract.

     Revenue from consulting and training services, not considered as part of the implementation of software licences, are recognized as the services are provided.

     Amounts received in advance of the delivery of products or the performance of services are classified as deferred revenue.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include unrestricted cash and highly liquid investments.

     CAPITAL ASSETS

     Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

               Furniture and equipment         5 years
               Computer equipment              3 years
               Leasehold Improvements          over the lease term

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
================================================================================

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     OTHER ASSETS

     Other assets comprise contract costs. Contract costs are comprised of an amount paid to the vendor upon the transfer of a long-term service contract and will be amortized rateably over the term of the contract.

     RESEARCH AND DEVELOPMENT COSTS

     Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development expenses.

     INCOME TAXES

     Income taxes are accounted for using the liability method of tax allocation. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

     DEFERRED CREDITS

     Deferred credits include deferred lease inducements, which are amortized on a straight-line basis over the term of the lease.

     FOREIGN EXCHANGE TRANSLATION

     Revenue, expenses and acquisition of non-monetary assets denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at rates in effect at the balance sheet date.

     The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary assets are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates for the period, with the exception of amortization of assets, which is translated at the same historical exchange rates as the related assets. Translation losses and gains are included in operations.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
================================================================================

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     LOSS PER SHARE

     Per share computations are based on the weighted average number of shares outstanding during the period. The dilutive effect of options is determined using the treasury stock method.

     STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

     The Corporation accounts for stock-based compensation under the recommendations of Section 3870 of the Canadian Institute of Chartered Accountants (CICA) Handbook, STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS, which sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made in exchange for goods and services. The standards require the Corporation to use a fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. See Note 6, stock option plan, for additional information.

     GUARANTEES

     In the normal course of its operations, the Corporation has entered into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline 14.

     Certain agreements with its customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Corporation to compensate a third party for certain damages and claims incurred as a result of third-party intellectual-property claims arising from these agreements.

     The nature of these obligations prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Corporation has not made any payments under such obligations. The adoption of these recommendations did not have an impact on the Corporation's consolidated financial statements.

     NEW ACCOUNTING POLICIES ADOPTED

     STOCK-BASED COMPENSATION FOR EMPLOYEES ELIGIBLE TO RETIRE BEFORE THE VESTING DATE

     In July 2006, the Emerging Issues Committee (EIC) of the CICA issued EIC-162, "Stock-based Compensation for Employees Eligible to Retire before the Vesting Date". EIC-162 clarifies the accounting for compensation costs relating to stock-based awards granted to employees. EIC-162 requires that
     i) compensation costs attributable to stock-based awards granted to employees who are eligible to retire on the grant date be recognized on the grant date, and ii) compensation cost attributable to stock-based awards granted to employees who will become eligible to retire during the vesting period be recognized over the period from the grant date to the date of retirement eligibility. This abstract is to be applied retroactively, with restatement of prior periods, and is effective for interim periods beginning on or after December 1, 2006. The adoption of EIC-162 did not have a material impact on the Corporation's financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
================================================================================

2.   CAPITAL ASSETS

                                                APRIL 30, 2008            July 31, 2007
                                ----------------------------------------  --------------
                                              Accumulated     Net Book       Net Book
                                   Cost       Depreciation      Value         Value
                                ------------ -------------- ------------  --------------
                                     $             $              $             $
     Furniture and equipment        320,113        320,113             0            111
     Computer equipment             633,894        583,127        50,767         81,762
     Leasehold improvements         287,610        209,885        77,725         99,796
     -----------------------------------------------------------------------------------
                                  1,241,617      1,113,125       128,492        181,669
     ===================================================================================

3.   OTHER ASSETS

                                                APRIL 30, 2008             July 31, 2007
                                ----------------------------------------   -------------
                                              Accumulated     Net Book        Net Book
                                   Cost       Depreciation      Value          Value
                                ------------ -------------- ------------   -------------
                                     $             $              $              $
     Contract Costs                 471,100        443,388        27,712         110,847
     -----------------------------------------------------------------------------------

4.   DUE TO A SHAREHOLDER

     During the year 2007, the Corporation formalized the conditions pertaining to a loan obtained from a significant shareholder who is also the President and Chief Executive Officer. The loan is repayable within 90 days of the receipt of a written demand from the shareholder. The loan bears interest at 15%. In conjunction with the ratification of the loan agreement, the Corporation also issued 103,061 warrants, each warrant entitling to purchase one class "A" common share of the Corporation at a price of US$0.44 per share and is valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the liability component and the equity component. The value of the liability component was determined to be the face value of the debt because there is no maturity date and by difference, the value of the equity instrument was determined to be nil.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
================================================================================

5.   CONVERTIBLE DEBENTURES

     On April 18th 2008, the Corporation issued secured convertible debentures ("Convertible Debentures") on a private placement basis and received proceeds of $1,009,819 (US$1,002,600). Each unit consists of one 8% Secured Convertible Debenture due December 31st, 2017, redeemable at the option of the Corporation if the bid price of the stock has been above $1.50 for sixty consecutive trading days, and convertible into Class A common shares at $0.45 per share and one thousand share purchase warrants of the Corporation. Each warrant entitles its holder to purchase one additional common share (warrant share) of the Corporation at a price of $0.70 per warrant share at any time until the earlier of the close of business on the day which is thirty-six months from April 18th 2008 or the sixtieth consecutive trading day in which the bid price of the common shares has been above $1.50. Interest is calculated at the rate of 8% per annum, payable in kind, i.e. in common shares at a rate of $0.45 per share. The interest is due on each Conversion Date (date when that principal amount is being converted) subsequent to January 1st, 2009, and on the Maturity Date. The financing is secured by a first rank hypothec on all of the Corporation's property and assets, movable and immovable, corporeal and incorporeal, present and future, of ever kind and nature for the principal amount and accrued interest. The proceeds from the private placement will be used to increase marketing and advertising capital needs and expansion.

     For accounting purposes, the debenture contains both a liability component and an equity component being the conversion option, which has been separately presented in the consolidated balance sheet. The liability component of the convertible secured debentures is calculated using the present value of the cash flows at an interest rate applicable to non-convertible secured debt. The preliminary amount calculated for the carrying amount of the debt component is $461,781. The amount will be finalized once the valuation has been completed. The carrying value of the debentures will be accreted to their face value over their life to maturity (December 31, 2017). The accretion expense will be included in interest expense in the consolidated statement of operations. The debt issuance costs have been recorded directly against net income. The carrying amount of the equity component was valued at $548,038, determined by deducting the carrying amount of the liability component from the gross proceeds received on the compounded instrument.

6.    COMMON STOCK

     (A) AUTHORIZED

     Unlimited number of Class "A" common shares without par value.

     (B) STOCK OPTION PLANS

     The company has two stock option plans. Under the 1996 Stock Incentive Plan, the Company may grant options to its regular full-time employees and those of its subsidiaries for up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Company may grant options to its regular full-time employees directors and those of its subsidiaries for up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Company's shares on the Nasdaq National Market System or since August 9, 2005 on the OTC Bulletin Board

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
================================================================================

6.   COMMON STOCK (CONTINUED)

     (OTCBB) on the day prior to the date of grant. Options vest rateably over a five year period and the option's maximum term is 10 years.

     Activity in the stock option plans for the nine months period ended April 30, 2008 and fiscal 2007 was as follows:

                             NINE MONTHS ENDED
                              APRIL 30, 2008         July 31, 2007
                           --------------------- ---------------------
                                       WEIGHTED              Weighted
                                       AVERAGE               average
                            OPTIONS    EXERCISE   Options    exercise
                             (000)      PRICE      (000)      price
                           -------------------------------------------
                               #          $US        #          $US
     Outstanding,
     beginning of period       1,169       1.52      1,041       1.59
      Granted                      -          -        288       1.00
      Exercised                    -          -          -          -
      Forfeited                  427       2.04        160       1.00
                            --------   --------   --------   --------

     Outstanding,
     End of period               742       1.22      1,169       1.52
                            ========   ========   ========   ========
     Options exercisable
     at end of period            471       1.34        728       1.79
                            ========   ========   ========   ========

     The following table summarizes significant ranges of outstanding options held by directors, officers, and employees as of April 30, 2008:

                               Options outstanding         Options exercisable
                        --------------------------------- ---------------------
                                   Weighted
                                    average    Weighted              Weighted
                                   remaining   average               average
     Ranges of exercise  Options     life      exercise    Options   exercise
     prices ($US)         (000)     (years)     price       (000)     Price
                        -------------------------------------------------------
                            #                    $US          #        $US
     LESS THAN1.00           160        8.47        0.69       160        0.69
     1.00 to 1.99            521       17.25        1.00       250        1.00
     3.00 to 3.99             20        8.47        3.37        20        3.37
     4.00 to 4.99             30        9.99        4.63        30        4.63
     5.00 to 5.99              5       12.68        5.00         5        5.00
     6.00 to 6.99              6       11.28        6.46         6        6.46
                        --------------------------------- ---------------------
                             742       14.75        1.22       471        1.34

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
================================================================================

6.   COMMON STOCK (CONTINUED)

     (C) SHARE AWARD PLAN

     On November 2, 2006, the Board of Directors of SAND established a Share Award Plan pursuant to which up to 1,000,000 Common Shares of the Corporation shall be issuable under the Share Award Program through direct and immediate issuances without any intervening option grants.

     On August 28, 2007, the Board of Directors of the Corporation authorized the award of up to 665,000 Common Shares. Since then, the Corporation has awarded 652,500 Common Shares including grants which are dependant on the Award Recipients achieving certain defined objectives. Vested Common Shares shall be acquired by the Award Recipient upon payment of $0.001 per Common Share by the Award Recipient to the Corporation in the event the Award Recipient is in the employ of the Corporation on the vesting date of September 30, 2010 or upon a change in control of the Corporation. As at April 30, 2008, 652,500 awarded Common Shares are still outstanding (Nil as of July 31, 2007).

7.   INCOME TAXES

     There was no income tax accrued during the nine-month period ended April 30, 2008.

8.   COMMITMENTS

     The Corporation is committed under operating leases for a total amount of approximately $1,090,005. The minimum payments due in each of the forthcoming years are as follows:

                                   $
                          2008    407,498
                          2009    275,317
                          2010    244,314
                          2011    162,876

9.   SEGMENTED INFORMATION

     The Corporation is considered to have only one business segment.

     The Corporation has two geographic reportable segments. Both the North American and European segments market the SAND Analytical Server and the SAND Searchable Archive. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on earnings before taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
================================================================================

9.   SEGMENTED INFORMATION (CONTINUED)

     As at and for the three months ended April 30,


     --------------------------------------------------------------
                                   North America        Europe
     --------------------------------------------------------------
     2008
     Net sales                            579,067         1,326,917
     (Loss) before income taxes          (244,366)          252,807
     Identifiable assets                1,605,600         1,719,190

     --------------------------------------------------------------
     2007
     Net sales                            542,737         1,016,670
     (Loss) earnings before income
      taxes                            (1,093,470)          340,030
     Identifiable assets                  847,154         1,580,377
     --------------------------------------------------------------

     As at and for the nine months ended April 30,

     --------------------------------------------------------------
                                   North America         Europe
     --------------------------------------------------------------
     2008
     Net sales                          1,819,382         3,291,048
     Loss before income taxes          (1,547,390)          759,568
     Identifiable assets                1,605,600         1,719,190

     --------------------------------------------------------------
     2007
     Net sales                          1,471,261         3,420,211
     (Loss) before income taxes        (2,615,657)          536,590
     Identifiable assets                  847,154         1,580,377
     --------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
================================================================================

10.  FINANCIAL INSTRUMENTS

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     As at April 30, 2008, the estimated fair market value of cash and cash equivalents, accounts receivable, loan and accounts payable and accrued liabilities is equal to the book value, given the short-term nature of these items.

     CREDIT RISK

     The Corporation's exposure to credit risk as of April 30, 2008, is equal to the carrying amount of its financial assets.

     CONCENTRATION OF CREDIT RISK

     Credit risk concentration with respect to trade receivables is limited due to the relatively large size of the Corporation's customers.

     CURRENCY RISK

     The Corporation operates internationally and is exposed to market risk principally from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk.

11.  CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                             THREE MONTHS    Three months    NINE MONTHS     Nine months
                                ENDED           ended           ENDED           ended
                               APRIL 30,      January 31,     APRIL 30,       April 30,
                                 2008            2007           2008            2007
     -------------------------------------------------------------------------------------
                                  $                $               $                $
     Accounts receivable          299,233       1,359,440         214,130         623,308
     Unbilled receivables        (245,184)              -        (245,184)              -
     Prepaid expenses              59,669          46,768          30,445         (80,748)
     Deferred revenue             114,440         (43,969)        195,417          75,188
     Accounts payable and
      accrued liabilities          50,343        (112,809)        126,179         229,841
     -------------------------------------------------------------------------------------
     Changes in non-cash
      operating working
      capital items               278,501       1,249,430         320,987         847,589
     =====================================================================================

12.  COMPARATIVE FIGURES

     Certain figures for prior periods have been reclassified in order to conform to the presentation adopted in the current period.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                SAND TECHNOLOGY INC.


June 30, 2008                                   /s/ Arthur G. Ritchie
                                                --------------------------------
                                                Arthur G. Ritchie
                                                Chairman of the Board, President
                                                and Chief Executive Officer